[Wachtell, Lipton, Rosen & Katz Letterhead]

May 6, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Joshua Gorsky Margaret Schwartz Franklin Wyman Mary Mast

Re:	Enhabit, Inc. Draft Registration Statement on Form 10 Submitted April 4, 2022 CIK No. 0001803737

Ladies and Gentlemen:

On behalf of our client, Enhabit, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter, dated April 28, 2022, with respect to the above-referenced Draft Registration Statement on Form 10 (the “Draft Registration Statement”).  The Company is concurrently confidentially submitting to the Staff its Amendment No. 1 to Draft Registration Statement (“Draft No. 2”) via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Draft No. 2.  All references to page numbers in these responses are to the pages of Draft No. 2.

Draft Registration Statement on Form 10 Submitted April 4, 2022

Questions and Answers about the Separation and Distribution, page 15

1.
Please revise to address any material changes in stockholder rights between the existing Encompass common stock and the Enhabit common stock. If none, please include a negative statement to that effect.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 17 of Draft No. 2.

U.S. Securities and Exchange Commission
May 6, 2022

Can Encompass decide to cancel the distribution of Enhabit common stock even if all of the conditions have been met?, page 20

2.	Please revise this Q&A to discuss any material consequences to stockholders if Encompass waives any conditions and proceeds with the spin-off.

Response:  In response to the Staff’s comment, the Company has revised page 20 of Draft No. 2, as well as the corresponding disclosure on page 70 of Draft No. 2, to discuss material consequences to stockholders if Encompass waives any conditions and proceeds with the spin-off.

What are the conditions to the distribution?, page 17

3.
We note on page 16 you state that the distribution is subject to “a number of conditions” including, “among others,” those listed on page 16 and elsewhere. Please revise so that all material conditions are listed, and if such conditions are already listed revise the disclosure to clearly state that all material conditions are listed.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 18 and 19 of Draft No. 2, as well as the corresponding disclosure on pages 69 and 70 of Draft No. 2, to clearly state that all material conditions to the distribution are listed.

Risk Factors

Our amended and restated certificate of incorporation and amended and restated bylaws will contain..., page 60

4.
Please specify, here and on page 161, whether your exclusive forum provision applies to Exchange Act claims. Additionally, we note your disclosure that your “exclusive forum provision may limit the ability of Enhabit's stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Enhabit or Enhabit's directors or officers, which may discourage such lawsuits against Enhabit and Enhabit's directors and officers.” Please include further disclosure noting that such an exclusive forum provision could also make it more expensive for investors to bring a claim against you.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 60 of Draft No. 2, as well as the corresponding disclosure on page 167 of Draft No. 2, to specify the scope of the exclusive forum provision in the Company’s bylaws, and to note that such exclusive forum provision could also make it more expensive for investors to bring a claim against the Company.

U.S. Securities and Exchange Commission
May 6, 2022

Cautionary Note Regarding Forward-Looking Statements, page 62

5.
We note your disclosure that “neither [you] nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.” You may not disclaim responsibility for your disclosure. Please revise your disclosure to remove any implication that you disclaim responsibility for the disclosures contained in your registration statement.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Draft No. 2 in accordance with the Staff’s request.

Business
Our Growth Strategy
Pursue Strategic Acquisitions, page 84

6.
We note your disclosure that your “track record of successfully integrating acquired businesses is demonstrated by the consistent growth in EBITDA of [y]our acquired businesses following acquisition.” Please reconcile this disclosure with your disclosure on page 7 of the information statement, which provides that your success is “demonstrated by the consistent growth in adjusted EBITDA.” Additionally, please provide examples of EBITDA or adjusted EBITDA growth with respect to any recent acquisitions you have made in furtherance of this disclosure.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on each of pages 7 and 85 to remove the references to EBITDA and adjusted EBITDA and instead to illustrate the contribution of historical acquisitions by reference to revenues, which is more consistent with how the Company has typically described acquired businesses in its investor communications.

Acquisitions, page 88

7.
We note your disclosure that you “anticipate joint ventures will be a part of [y]our growth strategy moving forward, as demonstrated by [y]our recent joint venture announcements in Boise, Idaho on January 5, 2022 and in Miami, Florida on February 1, 2022.” Please provide additional details regarding these recent joint venture announcements, including the parties you have contracted with and the purpose of the joint ventures.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Draft No. 2, as well as the corresponding disclosure on pages 7 and 8 and 88 of Draft No. 2 in accordance with the Staff’s request to provide the names of the joint venture partners (Saint Alphonsus Health System in Boise, Idaho and Baptist Health South Florida in Miami, Florida) and to provide a brief summary of the strategic goals of the joint ventures.

U.S. Securities and Exchange Commission
May 6, 2022

Certain Relationships and Related Party Transactions
Relationship with Encompass
Tax Matters Agreement, page 154

8.
Please revise to disclose the expected duration of the limitations you will be subject to as a result of the Tax Matters Agreement. Please also advise us when you will obtain the outside counsel’s tax opinion and whether you intend to file the opinion as an exhibit. Finally, please quantify the scope of the indemnification obligations to Encompass or otherwise supplement your disclosure to provide stockholders with sufficient information to assess the materiality of these obligations.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 65 and 66 and 154 of Draft No. 2.

The Company does not expect to receive an opinion of counsel as to the tax treatment of the distribution. Rather, as described in the disclosure on pages 17 and 18, 21 and 22, 54, 69 and 157, the receipt by Encompass and continuing validity of such opinion is a condition to Encompass’s completion of the distribution. The Company understands that Encompass expects to receive such opinion immediately prior to the effective time of the distribution and that Encompass does not expect to file such opinion, as no opinion of counsel regarding tax matters is required to be filed in connection with a Form 10. See Row (8) of the Exhibit Table to Item 601 of Regulation S-K, 17 C.F.R. § 229.601, and Item 601(a)(1) of Regulation S-K, 17 C.F.R. § 229.601(a)(1).

Material U.S. Federal Income Tax Consequences, page 156

9.	We note your disclosure that the distribution is “intended to be” tax free. Please provide disclosure explaining the facts or circumstances resulting in this uncertainty and the degree of uncertainty.

Response:  In response to the Staff’s comment, the Company has revised the letter to Encompass stockholders, the cover page and the disclosure on page 15 of Draft No. 2.

Description of Certain Material Indebtedness, page 160

10.
We note your disclosure that, in connection with the separation and distribution, you expect to enter into the Credit Facilities. Please disclose the name or names of the entity or entities that you will be entering into these agreements with. Please also file such agreements or commitment letters as exhibits when and to the extent available, or advise.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that it is still finalizing the agreements, and confirms that it will disclose the entity or entities that the Company will be entering into these agreements with once such information becomes available, and that it will file the credit agreement governing the Credit Facilities as an exhibit when available.

U.S. Securities and Exchange Commission
May 6, 2022

Description of Capital Stock
Exclusive Forum, page 167

11.
We note your disclosure regarding your exclusive forum provision. Please revise to note that there is uncertainty as to whether a court would enforce such provision. Please also revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 167 of Draft No. 2 to note that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder requested.

General

12.
Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

Response:  The Company respectfully acknowledges the Staff’s comment.  The Company will continue to respond to the Staff’s comments until all of the Staff’s comments have been addressed.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1057 or ZSPodolsky@wlrk.com or my colleague Igor Kirman at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

/s/ Zachary S. Podolsky
Zachary S. Podolsky

cc:
Patrick Darby, Executive Vice President, General Counsel and Corporate Secretary, Encompass Health Corporation
Stephen Leasure, Deputy General Counsel, Encompass Health Corporation
Barbara A. Jacobsmeyer, President and Chief Executive Officer, Enhabit, Inc.
Igor Kirman, Wachtell, Lipton, Rosen & Katz